Exhibit 2.1

Execution

AMENDMENT NO. 1 TO

STOCK PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT (“Amendment”) is made and dated as of May 14, 2015 (the “Amendment Date”), by and among DAVID GREN (“Gren”), MINOR VALLE (“Valle”) (each of Gren and Valle individually is referred to sometimes as a “Buyer” and collectively as the “Buyers”), HAMPSHIRE GROUP, LIMITED, a Delaware corporation (“Hampshire”), HAMPSHIRE INTERNATIONAL, LLC, a Delaware limited liability company (“International”) (Hampshire and International individually are referred to sometimes as a “Seller” and collectively as the “Sellers”) and Rio Garment, S.A., a Sociedad Anónima formed under the laws of Honduras (“Rio”). The parties hereto individually are referred to sometimes as a “Party” and collectively as the “Parties.”

BACKGROUND

A.     The Parties entered into a Stock Purchase Agreement (the “Agreement”) dated as of April 10, 2015 (the “Execution Date”) pursuant to which the Buyers are purchasing all of the issued and outstanding capital stock of Rio.

B.     The Parties desire to amend the Agreement on the terms set forth herein.

C.     Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Agreement.

NOW, THEREFORE, intending to be legally bound, in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

1.     Section 2.1.1 of the Agreement is amended and restated to read as follows:

“2.1.1          Closing Purchase Price. Prior to the Closing Date, Buyers shall pay to Sellers the sum of Five Million Dollars, (“the Closing Purchase Price”), after giving effect to the adjustments set forth in Section 2.1.1.4, as a nonrefundable deposit against the Purchase Price, payable as follows:

2.1.1.1          Amendment Date Payment. On the Amendment Date, Buyers shall pay to Sellers the sum of Five Hundred Thousand Dollars ($500,000) by wire transfer of immediately available funds to an account or accounts designated in writing by Sellers.

2.1.1.2          Assignment of New Accounts Receivable. Effective as of the Amendment Date until the Closing Date, Buyers shall cause Rio to, and Rio shall, assign (and Rio hereby assigns) all New Accounts Receivable (as defined below) to Sellers in payment of the balance of the Closing Purchase Price, provided that on or before the dates set forth below, Buyers shall assign to Sellers (and/or pay cash by wire transfer of immediately available funds to an account or accounts designated in writing by Sellers) at least the amounts set forth below:

Date	Amount	Cumulative Amount Paid (inclusive of amounts paid under Section 2.1.1.1)
Amendment Date	$1,000,000*	$1,000,000
May 22, 2015	$1,000,000	$2,000,000
May 29, 2015	$500,000	$2,500,000
June 5, 2015	$500,000	$3,000,000
July 5, 2015	$500,000	$3,500,000
August 5, 2015	$500,000	$4,000,000
September 5, 2015	$500,000	$4,500,000
October 5, 2015	$500,000	$5,000,000

*Includes $500,000 payable under Section 2.1.1.1.

“New Accounts Receivable” means Accounts Receivable of Rio arising on or after the Amendment Date. For purposes of this Section 2.1.1.2, New Accounts Receivable shall be valued at 80% of the face amount of such New Accounts Receivable when assigned (it being understood that the New Accounts Receivable shall be subject to the adjustments set forth in Section 2.1.1.4 for the purpose of determining when Buyers have paid the Closing Purchase Price in full). Buyers covenant and agree that, until the Closing Purchase Price is paid in full (as determined under Section 2.1.1.4), all New Accounts Receivable will be billed in the name of International and the account debtors will be instructed to make payments as directed by Sellers. Buyers and Rio shall provide copies of all invoices for New Accounts Receivable to Sellers.

2.1.1.3          Proceeds of Financing. In the event that prior to payment in full of the Closing Purchase Price (as determined under Section 2.1.1.4), any Buyer and/or Rio obtains equity and/or debt financing in a single transaction or a series of related transactions that in the aggregate yield proceeds of at least $3.5 million (“Qualified Financing”), Buyers and/or Rio shall pay to Sellers up to the full amount of the proceeds of the Qualified Financing to be applied against the then unpaid portion of the Closing Purchase Price (in the reverse order of maturity). Any unpaid portion of the Closing Purchase Price after the payment of such proceeds shall continue to be paid on the schedule set forth in Section 2.1.1.2. Buyers covenant and agree that they will use their best efforts to obtain a Qualified Financing as promptly as practicable.

2.1.1.4           Payment in Full of Closing Purchase Price Amount. Buyers shall be deemed to have paid the Closing Purchase Price in full when Sellers shall have received cash and/or New Accounts Receivable in the aggregate amount of $5.0 million, subject to the following adjustments, without duplication: (a) there shall be added to the amounts deemed paid by Buyers to Sellers by assignment of New Accounts Receivable the amount of any cash actually collected by Sellers on such New Accounts Receivable in excess of 80% of the face amount of such New Accounts Receivable when assigned under Section 2.1.1.2; and (b) there shall be deducted from the amounts deemed paid by Buyers to Sellers the following amounts: (i) the amount of any New Accounts Receivable which Sellers have determined to be uncollectible or subject to chargebacks or other adjustments, including collection costs, (but only to the extent such uncollectible amounts, chargebacks, adjustments and collection costs in the aggregate exceed 20% of the face amount of such New Accounts Receivable when assigned under Section 2.1.1.2), (ii) the amount of interest, fees and other expenses incurred by the Sellers associated with borrowings attributable to the New Accounts Receivable received by Sellers, prior to the collection of such New Accounts Receivable from the applicable account debtors and (iii) the amount of any charges, liabilities or expenses of Rio or any Buyer paid or incurred by any Seller with respect to the period beginning on and after the Execution Date, including without limitation (A) compensation, benefits and taxes paid to or for the benefit of Gren and the Released Employees (as defined below) for the period beginning on and after April 18, 2015 (but not including severance paid to Gren under the Mutual Release Agreement and consulting payments paid under that certain consulting agreement between Hampshire and Pure Fresh Coast, LLC dated as of the date hereof) and (B) any credit card debt, freight, shipping, taxes, customs, duties and other charges, expenses and liabilities of Rio or any Buyer paid or incurred by any Seller. From time to time following the Closing Date, without duplication: (a) Buyers and Rio shall reimburse Sellers for: (i) the amount of any New Accounts Receivable assigned to Sellers on or prior to the Closing Date but which were not collected as of the Closing Date (“Pending New Accounts Receivable”) which Sellers subsequently determine to be uncollectible or subject to chargebacks or other adjustments, including collection costs, (but only to the extent such uncollectible amounts, chargebacks, adjustments and collection costs in the aggregate exceed 20% of the face amount of such Pending New Accounts Receivable when assigned under Section 2.1.1.2) and (ii) the amount of interest, fees and other expenses incurred by the Sellers since the Closing Date associated with borrowings attributable to the Pending New Accounts Receivable received by Sellers, prior to the collection of such Pending New Accounts Receivable from the applicable account debtors; and (b) Sellers shall pay to Rio the amount of any cash actually collected by Sellers on Pending New Accounts Receivable in excess of 80% of the face amount of such Pending New Accounts Receivable when assigned under Section 2.1.1.2.”

2.     Section 2.7.1 and Section 2.7.2 of the Agreement are amended and restated to read as follows:

“2.7.1     On the Amendment Date, Sellers and Gren shall enter into the Mutual Release Agreement in the form attached hereto as Exhibit 2.7.1 (the “Mutual Release Agreement”).

2.7.2     On the Amendment Date, Sellers shall terminate, and Rio shall engage the persons listed on Exhibit 2.7.2 (the “Released Employees”) and the Released Employees shall provide a release of Sellers in the form attached to Exhibit 2.7.2. Released Employees shall be permitted to use the applicable offices of Sellers in which they are currently based until June 30, 2015.”

3.     Section 7.2.6 is amended and restated to read as follows:

“7.2.6     [intentionally omitted].”

4.     Section 7.3.4 is amended and restated to read as follows:

“7.3.4     [intentionally omitted].”

5.     Section 10.1 is amended and restated to read as follows:

“10.1     Termination. This Agreement may be terminated at any time prior to the Closing: (a) by the mutual written consent of the Parties; (b) by written notice by Buyers or Sellers to all other Parties if the Closing has not occurred by October 10, 2015 other than due to the failure of the Parties giving such notice to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by such Parties prior to the Closing; or (c) by written notice by Sellers to all other Parties if there is a material breach or failure to perform any covenant or agreement made by Buyers or Rio pursuant to this Agreement that has not been cured within thirty (30) days after the date that written notice has been provided to Buyers. In the event of the termination of this Agreement in accordance with this Section, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except that: (a) nothing herein shall relieve any Party from liability for any breach of any provision hereof, (b) Buyers shall indemnify and hold Sellers and Rio harmless from and against any Obligation incurred by any Buyer or Rio on or after the Execution Date that was in breach of Buyers’ obligation under Section 1.2(a) to conduct the Rio Business in the ordinary course of business consistent with past practice (the “Ordinary Course”) and (c) Sellers shall be entitled to retain all amounts paid (whether by cash or assignment of New Accounts Receivable) under Section 2.1.1.”

6.     Except as set forth herein, the Agreement shall continue in full force and effect in accordance with its terms. In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.

7.     This Amendment may be executed in any number of counterparts (including by facsimile or other means of electronic transmission, such as by electronic mail in “.pdf” form), each of which when so executed and delivered shall be an original hereof, and it shall not be necessary in making proof of this Amendment to produce or account for more than one counterpart hereof.

8.     This Amendment is made under, and shall be construed and enforced in accordance with, the substantive Laws (without giving effect to principals of conflicts of Law) of the State of New York, applicable to agreements made and to be performed solely therein.

9.     In view of the fact that each of the Parties hereto have been represented by their own counsel and this Amendment has been fully negotiated by all Parties, the legal principle that ambiguities in a document are construed against the draftsperson of that document shall not apply to this Amendment.

[continued and to be signed on following page]

This Amendment has been executed as of the Amendment Date stated above.

Buyers
/s/ David Gren__________________ David Gren /s/ Minor Valle__ _______________ Minor Valle

Sellers
HAMPSHIRE GROUP, LIMITED By: : /s/ Paul M. Buxbaum_______ Paul M. Buxbaum Chief Executive Officer	HAMPSHIRE INTERNATIONAL, LLC By: : /s/ Paul M. Buxbaum_______ Paul M. Buxbaum Chief Executive Officer

Rio RIO GARMENT, S.A. By: /s/ David Gren_______ David Gren President

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